UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

TERRACE ENERGY CORP.

(Name of applicant)

P.O. Box 21546, 1424 Commercial Drive, Vancouver, British Columbia V5L 5G2

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Convertible Secured Notes due 2021	Up to aggregate principal amount of $38,590,000*

*The actual aggregate principal amount of Convertible Secured Notes due 2021 to be issued pursuant to the Indenture (as defined below) may be less and depends upon the actual aggregate amount of Old Notes (as defined herein) that are exchanged as described in Item 2.

Approximate date of proposed public offering:

Upon the effective date of the Arrangement (as defined herein)

Name and address of agent for service:

Keith R. Godwin

Terrace Energy Corp.

P.O. Box 21546

1424 Commercial Drive

Vancouver, British Columbia

V5L 5G2

With a copy to:

H.S. Sangra

Sangra Moller LLP

1000 – 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

1.                                      General Information.

(a)                                Form of organization:  Terrace Energy Corp. (the “Issuer”) is a corporation.

(b)                                State or other sovereign power under the laws of which organized: The Issuer is organized under the laws of the Province of British Columbia.

2.                                      Securities Act exemption applicable.

Pursuant to the terms and subject to the conditions set forth in the Plan of Arrangement dated April 6, 2016, which is subject to, among other things, the approval by (i) a majority of holders (the “Noteholders”) of the Issuer’s outstanding 8% convertible unsecured notes due April 2, 2018 (the “Old Notes”) voting, in person or by proxy, at a special meeting (the “Meeting”) of Noteholders to be held on May 9, 2016, and (ii) Noteholders holding not less than 75% in value of the Old Notes voting, in person or by proxy, at the Meeting, each as more fully described in the management information circular of the Issuer dated April 8, 2016 (the “Circular”), and the approval of the Supreme Court of British Columbia (the “Court”), the Issuer plans to effect an arrangement (the “Arrangement”) under the provisions of Division 5, Part 9 of the Business Corporations Act (British Columbia), S.B.C., 2002, c.57, as amended.  Pursuant to the Arrangement, the Old Notes will be exchanged for up to $38,590,000 aggregate principal amount of new convertible secured notes (the “New Notes”).

The New Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the Indenture, see Item 8 of this Application.

The New Notes will be issued by the Issuer in reliance upon an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for, in relevant part: “. . . any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court . . . .”

The three main elements of the Section 3(a)(10) exemption are: (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing, and (c) court approval of the issuance and exchange. As described in the Circular, incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the New Notes.

(a)                                Exchange of Securities: The New Notes will be issued in exchange for the Old Notes in the Arrangement.

(b)                                Fairness Hearing: On April 8, 2016, the Court entered an Interim Order which, among other things, provided for the calling and holding of the Meeting and other procedural matters. The Meeting will be held for the purpose of voting on the Arrangement. If the Arrangement is approved by the requisite majorities of the Noteholders at such Meeting and certain other approvals are obtained, the Issuer intends to apply to the Court for a hearing for the purpose of obtaining an order of the Court approving the Arrangement (the “Fairness Hearing”). Notice of the date and time of the Fairness Hearing has been provided to all Noteholders in the Circular. At the Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement to the Noteholders. Any Noteholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors of the Issuer a notice of appearance and satisfying any other requirements of the Court.

(c)                                 Court Approval: The Arrangement is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Arrangement to the Noteholders. The Court will be advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.                                      Affiliates.

(a)                                 For purposes of this Application only, as of the date of this Application, the officers and directors of the Issuer named in response to Item 4 hereof may be deemed affiliates of the Issuer by virtue of the positions held by such persons with the Issuer.

(b)                                 The following diagram sets forth the affiliates of the Issuer as of the date of this Application.  All subsidiaries are wholly-owned, directly or indirectly, by the Issuer, unless otherwise indicated.

* the Issuer owns approximately 44-45% of Blackbrush Terrace, LP.

MANAGEMENT AND CONTROL

4.                                      Directors and executive officers.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939, respectively) of the Issuer. The mailing address for eachdirector and executive officer listed below is c/o Terrace Energy Corp., Attention: Deborah Cotter, P.O. Box 21546 1424 Commercial Drive, Vancouver, British Columbia, V5L 5G2.

Name	Office

Daniel Carriere	Director and Chairman

Eric Boehnke	Director and Executive Vice Chairman

William David Gibbs	Director, President and Chief Executive Officer

William McCartney	Director

Murray Oliver	Director

Kenneth Shannon	Director

Keith R. Godwin	Vice President, Chief Financial Officer

George R. Morris	Senior Vice President, Chief Operating Officer

Anthony Alvaro	Vice President, Corporate Development

William D. McMoran	Vice President, Exploration

Daniel Morris	Vice President, Geoscience

Deborah Cotter	Corporate Secretary

5.                                      Principal owners of voting securities.

The Issuer furnishes the following information as to each person owning 10 percent or more of the voting securities of the Issuer as of April 12, 2016:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned(1)	Percentage of Voting Securities Owned(2)
Daniel Carriere c/o Terrace Energy Corp. P.O. Box 21546 1424 Commercial Drive Vancouver, British Columbia V5L 5G2	Common Shares	11,526,776	13%

(1)         Information based on a report generated using the System for Electronic Disclosure by Insiders (SEDI).

(2)         Based on 87,844,821 common shares issued and outstanding as of April 12, 2016.

UNDERWRITERS

6.                                      Underwriters.

(a)                                 The following chart sets forth the name and mailing address of each person who within three years prior to the date of filing this Application, acted as an underwriter of securities of the Issuer which are outstanding on the date of filing this Application:

Underwriter’s Name and Mailing Address	Securities Underwritten
Canaccord Genuity Corp. Pacific Centre 609 Granville Street, Suite 2200 P.O. Box 10337 Vancouver, B.C. Canada V7Y 1H2	Common Shares
Cormark Securities Inc. Stock Exchange Tower 300-5th Avenue S.W. Suite 1800 Calgary, Alberta Canada T2P 3C4	Common Shares
GMP Securities L.P. 525-8th Avenue S.W. Suite 4800 Calgary, Alberta Canada T2P 1G1	Common Shares
Salman Partners Inc. Suite 1700, 1095 West Pender Street Vancouver, B.C. Canada V6E 2M6	Common Shares
Primary Capital Inc. Suite 2624, Bentall Four P.O. Box 49080 1055 Dunsmuir St. Vancouver, B.C. Canada V7X 1G4	Common Shares

(b)                                 No person is acting as an underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.                                      Capitalization.

(a)                                 As of  April 12, 2016, the authorized and outstanding share capital of the Issuer consisted of the following:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares (1)(2)(3)	Unlimited	87,844,821 shares

8.0% Convertible Unsecured Notes due April 2, 2018	C$38,590,000 principal amount(4)	C$38,590,000 principal amount(4)

(1)    As of April 12, 2016, there were 500,000 outstanding warrants to purchase common shares of the Issuer. These warrants have an expiration date of June 21, 2016 and exercise price of C$0.18 per common share.

(2)       As of April 12, 2016, there were incentive stock options to purchase 2,800,000 common shares of the Issuer. These options have expiry dates ranging from June 2016 to July 2017 and exercise prices ranging from C$0.12 to C$1.35. The Issuer’s Stock Option Plan permits the Issuer to issue options equal in number to up to 10% of the issued and outstanding common shares of the Issuer at the time of grant.  Options do not confer on the holder any right to vote at a meeting of the Issuer’s shareholders.

(3)       As of April 12, 2016, there were 1,100,000 restricted share units (“RSUs”) outstanding. The RSUs are governed by the Issuer’s Restricted Stock Unit Plan (the “RSU Plan”). Each RSU, upon vesting, gives the holder the right to receive one common share of the Issuer. Unless otherwise approved by the Issuer’s board of directors, all of the RSUs will vest upon the occurrence of a “change of control transaction,” as such term is defined in the RSU Plan and in individual RSU award agreements entered into prior to the adoption of the RSU Plan, as applicable. In the absence of a change of control transaction or other acceleration of vesting by the Issuer’s board of directors, unvested RSUs will expire ten years from the date of grant. Vested RSUs will be settled, at the election of the Issuer, by way of: (i) issuance of common shares of the Issuer from treasury; (ii) payment to the RSU holder of an amount of cash equal to the market price of the common shares of the Issuer on the vesting date; or (iii) any combination thereof.

(4)    As of April 1, 2016, being the current record date for the Meeting, there were C$38,590,000 Old Notes authorized and outstanding.

(b)                                 Holders of the Issuer’s common shares, no par value per share, are entitled to one vote per common share registered in such holder’s name.

INDENTURE SECURITIES

8.                                      Analysis of Indenture Provisions.

The New Notes will be issued under an indenture, to be dated as of the effective date of the Arrangement, among the Issuer, Computershare Trust Company of Canada, as trustee (the “Trustee”), and Computershare Trust Company, N.A., as U.S. co-trustee (the “U.S. Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(A)                               Events of Defaults; Withholding of Notice.

The following events will be defined in the Indenture as “Events of Default” with respect to the New Notes:

(i)             failure to pay any principal on the New Notes or premiums (if any) or Maturity Bonus (if any) under the Indenture when the same becomes due and payable, whether at maturity or any other date fixed for prepayment pursuant to the terms of the New Notes and the Indenture;

(ii)          default in the performance of or compliance with any term, condition or covenant contained in the New Notes or the Indenture and such default shall not have been remedied and the Issuer shall not have taken timely steps to diligently remedy such default within 30 days after such failure shall first have become known to any officer of the Issuer or written notice thereof shall have been received by the Issuer;

(iii)       if any representation or warranty of the Issuer made in writing by or on behalf of the Issuer in the New Notes or the Indenture shall prove to have been false or incorrect in any material respect on the date as of which made;

(iv)      if the Issuer shall (i) file, or consent by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or otherwise take advantage of any bankruptcy or insolvency law of any jurisdiction, (ii) make an assignment, an arrangement or a compromise for the benefit of its creditors, (iii) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers of itself or of any substantial part of its property, or (iv) take corporate action for the purpose of any of the foregoing; or

(v)         if a court or governmental authority of competent jurisdiction shall enter a final order appointing, without the consent of the Issuer, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or if a final order for relief shall be entered in any case or proceeding for liquidation or reorganization or otherwise to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Issuer, or if any petition for any such relief shall be filed against the Issuer and such petition shall not be dismissed within ninety days.

In each and every such event the Trustee may, in its discretion, but subject to the provisions of the Indenture, and shall, upon prior funding and indemnity and receipt of a request in writing signed by the holders of not less than 25% in principal amount of the New Notes then outstanding, subject to the provisions of Section 8.3 of the Indenture, by notice in writing to the Issuer, declare the principal of and premium, if any, and Maturity Bonus, if any, on all New Notes then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, and the Issuer shall forthwith pay to the Trustee for the benefit of the Noteholders such principal (and premium and Maturity Bonus, if any) and all other monies outstanding thereunder. Such payment when made shall be deemed to have been made in discharge of the Issuer’s obligations thereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 8.6 of the Indenture.

Noteholders may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, holders of 66 2/3% of the principal amount of the then outstanding New Notes may direct or authorize the Trustee and the U.S. Trustee in their exercise of any power, right, remedy or authority given to them by the Indenture or to refrain from exercising any such power, right, remedy or authority, provided that such direction shall not be in conflict with any rule of law or with the Indenture, expose the U.S. Trustee to personal liability or be unduly prejudicial to the holders not joining therein. The Trustee may withhold from Noteholders notice of any continuing Event of Default if it determines that withholding notice is in their interest, except an Event of Default relating to the payment of principal or unless the Trustee shall have been requested to give such notice by the holders of at least 25% of the principal amount of the New Notes then outstanding.

The holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the all of the Noteholders waive any existing Event of Default and its consequences under the Indenture except a continuing Event of Default in the payment of the principal of the New Notes.

(B)                               Authentication and Delivery of the Securities under the Indenture and Application of Proceeds Thereof.

Any New Notes issued under the Indenture in certificated form must be executed on behalf of the Issuer by a director or officer of the Issuer. The signature of any of the officers on the New Notes may be manual or facsimile. New Notes bearing the manual or facsimile signatures of an individual who was at any time the proper director or officer of the Issuer will bind the Issuer, notwithstanding that the individual has ceased to hold such office prior to the certification and delivery of such New Notes or did not hold such offices at the date of the New Notes. Each New Note will be dated as of the date of the closing of the Arrangement, or such other date or dates of issuance as provided in the Indenture.

No New Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until it has been manually certified by or on behalf of the Trustee substantially in the form provided for in the Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee. Such certificate upon any New Note shall be conclusive evidence that such New Note is a valid obligation of the Issuer and the holder is entitled to the benefits thereof.

The Issuer will not recognize any proceeds from the issuance of New Notes in exchange for the Old Notes.

(C)                               Release of any Note Collateral Subject to the Lien of the Indenture.

The Trustee shall release the Collateral from the Security Interest under any one or more of the following circumstances:

(a)                                 in whole or in part, as applicable, as to all or any portion of the Collateral, which has been taken by eminent domain, condemnation or other similar circumstances;

(b)                                 in connection with any disposition of assets that is permitted or not prohibited by the Indenture;

(c)                                  if required in accordance with the terms of the Security Documents;

(d)                                 upon legal defeasance or discharge of the Indenture as described in Section 9.4 of the Indenture; or

(e)                                  with the consent of the Noteholders of the requisite percentage of New Notes in accordance with Section 11.11 of the Indenture.

(D)          Satisfaction and Discharge of the Indenture; Redemption of the Securities.

The Indenture will be discharged and will cease to be of further effect with respect to the New Notes when:

(i)                the Issuer has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such New Notes, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal of and any applicable Maturity Bonus on the New Notes on maturity, or any repayment date or Redemption Dates, or any Sale Payment Date, or upon conversion or otherwise as the case may be, of such Notes;

(ii)             the Issuer has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such New Notes an amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Common Shares, if applicable, as will be sufficient to pay and discharge the entire amount of principal of and any applicable Maturity Bonus on the New Notes on maturity or any repayment date, as the case may be, of all such New Notes; or

(iii)          all New Notes authenticated and delivered (other than (A) New Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.10 of the Indenture and (B) New Notes for whose payment has been deposited in trust and thereafter repaid to the Corporation as provided in Section 9.3 of the Indenture) have been delivered to the Trustee for cancellation;

so long as in any such event:

(iv)          the Issuer has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable with respect to all of such New Notes (together with all applicable expenses of the Trustee in connection with the payment of such New Notes) and all amounts due to the Trustee and the U.S. Trustee under the Indenture; and

(v)             the Issuer has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such New Notes have been complied with.

(E)          Evidence of Compliance with Conditions and Covenants.

The Issuer will be required to deliver to the Trustee and the U.S. Trustee, within 120 days after the end of each calendar year (and at any reasonable time upon demand by the Trustee), an Officers’ Certificate as to the knowledge of such officers of the Issuer who execute the Officers’ Certificate of the Issuer’s compliance with all conditions and covenants in the Indenture, certifying that after reasonable investigation and inquiry, the Issuer has complied with all covenants, conditions or other requirements contained in the Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default thereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

9.             Other Obligors.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION.

This Application comprises:

(a)                                 Pages numbered 1 to 8, consecutively;

(b)                                 The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (filed herewith as Exhibit 25.1); and

(c)                                  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A	Notice of Articles of the Issuer.
(ii)	Exhibit T3B	Articles of the Issuer.
(iii)	Exhibit T3C	Form of the Indenture.
(iv)	Exhibit T3D*	Final Order of the Court.
(v)	Exhibit T3E	Notice of Meeting and the Circular.
(vi)	Exhibit T3F	The cross reference sheet required by Exhibit T3F is contained in the form of the Indenture exhibited hereto as Exhibit T3C.
(vii)	Exhibit 25.1	Form T-1 Qualifying Computershare Trust Company, N.A. as Trustee under the Indenture to be qualified.

* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Terrace Energy Corp., a corporation organized and existing under the laws of the Province of British Columbia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on the 12th day of April, 2016.

(SEAL)				TERRACE ENERGY CORP.

Attest:	/s/ Daniel S. Morris		By:	/s/ Keith R. Godwin
	Name:	Daniel S. Morris		Name:	Keith R. Godwin
	Title:	Vice President Geoscience		Title:	Vice President and Chief Financial
Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
Exhibit T3A	Notice of Articles of the Issuer.
Exhibit T3B	Articles of the Issuer.
Exhibit T3C	Form of the Indenture.
Exhibit T3D*	Final Order of the Court.
Exhibit T3E	Notice of Meeting and the Circular.
Exhibit T3F	The cross reference sheet required by Exhibit T3F is contained in the form of the Indenture exhibited hereto as Exhibit T3C.
Exhibit 25.1	Form T-1 Qualifying Computershare Trust Company, N.A. as Trustee under the Indenture to be qualified.

* To be filed by amendment.